Exhibit 99.1

Roundy’s, Inc. Reports Second Quarter 2015 Financial Results

MILWAUKEE – August 12, 2015 – Roundy’s, Inc. (“Roundy’s”) (NYSE: RNDY), a leading grocer in the Midwest, today reported financial results for the thirteen weeks and twenty-six weeks ended July 4, 2015.

Q2 20151

•	Net sales from continuing operations increased 5.9% to $998.3 million
•

Net loss from continuing operations was $1.4 million, or $0.03 diluted net loss per common share, compared to net loss from continuing operations of $5.0 million, or $0.10 diluted net loss per common share

•

Adjusted net loss from continuing operations[2] was $1.1 million, or $0.02 adjusted diluted net loss per common share[2], compared to adjusted net loss from continuing operations[2] of $1.2 million, or $0.03 adjusted diluted net loss per common share[2]

•	Adjusted EBITDA from continuing operations[2] was $30.1 million compared to $28.2 million

Year-to-Date 20151

•	Net sales from continuing operations increased 9.7% to $1,980.2 million
•

Net loss from continuing operations was $1.8 million, or $0.04 diluted net loss per common share, compared to net loss from continuing operations of $10.5 million, or $0.22 diluted net loss per common share

•

Adjusted net loss from continuing operations[2] was $1.4 million, or $0.03 adjusted diluted net loss per common share[2], compared to adjusted net loss from continuing operations[2] of $2.0 million, or $0.04 adjusted diluted net loss per common share[2]

•	Adjusted EBITDA from continuing operations[2] was $60.3 million compared to $56.7 million

“During the second quarter of 2015, we exceeded our net sales and same-store sales targets and we achieved our EBITDA target for the quarter,” said Robert A. Mariano, chairman, president and chief executive officer of Roundy’s. “We remain committed to achieving sustainable top-line growth by strengthening our brands in Wisconsin and expanding our growth banner, Mariano’s, in Illinois. Our Mariano’s banner celebrated its five-year anniversary with the opening of our 32nd Mariano’s store in June.”

1All comparisons are to the thirteen and twenty-six weeks ended June 28, 2014. See “Discontinued Operations” for a discussion of the 27 Rainbow stores that are included in discontinued operations for the thirteen and twenty-six weeks ended June 28, 2014.

2Adjusted Net Loss from Continuing Operations, Adjusted Net Loss per Common Share from Continuing Operations and Adjusted EBITDA are non-GAAP financial measures. See the tables herein for important information about these measures and a full reconciliation to the most comparable GAAP measure.

Financial Results for Second Quarter of 2015

Results from Continuing Operations

Net sales from continuing operations for the second quarter of 2015 were $998.3 million, an increase of $55.4 million, or 5.9%, from $942.9 million for the second quarter of 2014. Same-store sales from continuing operations decreased 3.9%, which was due to a 4.9% decrease in the number of customer transactions, partially offset by a 1.0% increase in the average transaction size. Same-store sales comparisons were negatively impacted by the Easter holiday calendar shift from the second quarter of 2014 into the first quarter of 2015. Adjusted for the effect of the Easter holiday calendar shift, same-store sales decreased 2.4%.

Net sales for the Company’s Wisconsin markets were $648.2 million for the second quarter 2015, a decrease of $23.5 million, or 3.5%, from $671.7 million for the second quarter 2014. The decrease primarily reflects the closure of three stores during the fourth quarter of 2014, a decrease in same-store sales and the Easter holiday calendar shift, partially offset by the benefit of a new store. Same-store sales decreased 2.9%, due to a 4.0% decrease in the number of customer transactions, partially offset by a 1.1% increase in the average transaction size. Adjusted for the effect of the Easter holiday calendar shift, same-store sales declined 1.4%. Same-store sales in the Company’s Wisconsin markets continue to be negatively impacted by competitive store openings.

Net sales for the Company’s Illinois market were $350.1 million for the second quarter 2015, an increase of $78.9 million, or 29.1%, from $271.2 million for the second quarter 2014. The increase primarily reflects the benefit of new and acquired stores in Illinois, partially offset by a 6.4% decrease in same-store sales. The decrease in same-store sales was due to a 7.3% decrease in the number of customer transactions, partially offset by a 0.9% increase in the average transaction size. Adjusted for the effect of the Easter holiday calendar shift, same-store sales declined 4.9%. Same-store sales were negatively impacted by the cannibalization effect of new and acquired store openings in the Illinois market. In addition, same-store sales have been negatively impacted by the reopening of a significant number of former Dominick’s stores that were initially closed in early 2014 and are now operated by other competitors.

Gross profit for the second quarter of 2015 increased 5.9% to $263.7 million, from $249.0 million in the same period last year. Gross profit as a percentage of net sales was flat at 26.4% for the second quarter of 2015 and 2014.

Operating and administrative expenses for the second quarter of 2015 increased to $252.1 million, from $239.1 million in the same period last year. The increase was primarily due to increased occupancy and labor costs in new or acquired Illinois stores. Operating and administrative expenses as a percentage of net sales were 25.3% in the second quarter of 2015, compared to 25.4% in the same period last year.

Net loss from continuing operations for the second quarter of 2015 was $1.4 million, or $0.03 diluted net loss per common share, compared to net loss from continuing operations of $5.0 million, or $0.10 diluted net loss per common share, for the second quarter of 2014. Adjusted net loss from continuing operations for the second quarter of 2015 was $1.1 million, or $0.02 adjusted diluted net loss per common share, compared to adjusted net loss from continuing operations of $1.2 million, or $0.03 adjusted diluted net loss per common share, for the second quarter of 2014. See “Reconciliation of Non-GAAP Amounts” for important information about Adjusted Net Loss from Continuing Operations and Adjusted Net Loss Per Common Share from Continuing Operations, which are non-GAAP financial measures, and for a full reconciliation of the most comparable GAAP measures.

Adjusted EBITDA from continuing operations for the second quarter of 2015 was $30.1 million, compared to $28.2 million in the second quarter of 2014. The increase primarily reflects a maturing store base in the Illinois market and reduced acquired store start-up costs, partially offset by the impact of the Easter holiday shift.

Year-to-Date Financial Results

Results from Continuing Operations

Net sales from continuing operations for the twenty-six weeks ended July 4, 2015 were $1,980.2 million, an increase of $174.6 million, or 9.7%, from $1,805.6 million for the twenty-six weeks ended June 28, 2014. Same-store sales from continuing operations decreased 2.8%, which was due to a 3.5% decrease in the number of customer transactions, partially offset by a 0.7% increase in the average transaction size.

Net sales for the Company’s Wisconsin markets were $1,294.9 million for the twenty-six weeks ended July 4, 2015, a decrease of $40.3 million, or 3.0%, from $1,335.2 million for the twenty-six weeks ended June 28, 2014. The decrease primarily reflects the closure of three stores during the fourth quarter of 2014 and a decrease in same-store sales, partially offset by the benefit of a new store. Same-store sales decreased 1.5%, due to a 2.5% decrease in the number of customer transactions, partially offset by a 1.0% increase in the average transaction size. Same-store sales in the Company’s Wisconsin markets continue to be negatively impacted by competitive store openings.

Net sales for the Company’s Illinois market were $685.3 million for the twenty-six weeks ended July 4, 2015, an increase of $214.9 million, or 45.7%, from $470.4 million for the twenty-six weeks ended June 28, 2014. The increase primarily reflects the benefit of new and acquired stores in Illinois, partially offset by a 6.4% decrease in same-store sales. The decrease in same-store sales was due to a 6.6% decrease in the number of customer transactions, partially offset by a 0.2% increase in the average transaction size. Same-store sales were negatively impacted by the cannibalization effect of new and acquired store openings in the Illinois market. In addition, same-store sales have been negatively impacted by the reopening of a significant number of former Dominick’s stores that were initially closed in early 2014 and are now operated by other competitors.

Net loss from continuing operations was $1.8 million, or $0.04 diluted net loss per common share for the twenty-six weeks ended July 4, 2015, compared to net loss from continuing operations of $10.5 million, or $0.22 diluted net loss per common share, for the twenty-six weeks ended June 28, 2014. Adjusted net loss from continuing operations was $1.4 million, or $0.03 adjusted diluted net loss per common share for the twenty-six weeks ended July 4, 2015, compared to adjusted net loss from continuing operations of $2.0 million, or $0.04 adjusted diluted net loss per common share, for the twenty-six weeks ended June 28, 2014. See “Reconciliation of Non-GAAP Amounts” for important information about Adjusted Net Loss from Continuing Operations and Adjusted Net Loss Per Common Share from Continuing Operations, which are non-GAAP financial measures, and for a full reconciliation of the most comparable GAAP measures.

Adjusted EBITDA from continuing operations for the twenty-six weeks ended July 4, 2015 was $60.3 million, compared to $56.7 million in the twenty-six weeks ended June 28, 2014. The increase primarily reflects a maturing store base in the Illinois market and reduced acquired store start-up costs, partially offset by the impact related to the decrease in same-store sales in the Company’s Wisconsin markets.

Net cash flows provided by operating activities for the twenty-six weeks ended July 4, 2015 were $20.7 million, compared to $16.6 million for the twenty-six weeks ended June 28, 2014. The increase in cash provided by operating activities was due primarily to refunds for income taxes and reduced inventory purchases partially offset by increased accounts payable payments.

Discontinued Operations

During the second quarter of 2014, the Company entered into definitive agreements to sell 18 Rainbow stores in the Minneapolis / St. Paul market to a group of local grocery retailers, including SUPERVALU INC. (“Rainbow Store Sale”). The Rainbow Store Sale closed during the third quarter of 2014. The remaining nine Rainbow stores which were not included in the Rainbow Store Sale were closed during the third quarter of 2014 as the Company exited the Minneapolis / St. Paul market entirely. The 27 Rainbow stores are included in discontinued operations in the Consolidated Statements of Comprehensive Loss for the thirteen and twenty-six weeks ended June 28, 2014 and July 4, 2015, respectively. During the second quarter of 2015, the Company received a final withdrawal liability notice from one of the multi-employer pension plans it withdrew from in connection with the exit from the Minneapolis/St. Paul market, and as a result, recognized an increase in the related withdrawal liability of $1.2 million.

Fiscal 2015 Guidance

The Company expects the following results from continuing operations for its 2015 third quarter and fiscal year:

	Q3 2015	Fiscal 2015
Net Sales	$975 to $985 million	$3.95 to $3.99 billion

Same-store Sales Growth	(2.25%) to (3.25%)	(2.25%) to (3.25%)

Adjusted EBITDA	$23 to $28 million	$115 to $125 million

Interest Expense
Cash	$12.6 to $13.1 million	$50.3 to $51.3 million
Non-Cash (1)	$1.2 million	$4.7 million

Income Tax Rate	40.0%	40.0%

Capital Expenditures	$20 to $25 million	$68 to $73 million
New Store Openings	1	5
Store Closings	0	2

Adjusted Net Loss Per Diluted Share from Continuing Operations	($0.06) to ($0.12)	($0.06) to ($0.17)

(1)	Includes amortization of deferred financing fees and original issue discount.

Conference Call

The Company will host a conference call and audio webcast today, August 12, 2015 at 4:30 p.m. ET (3:30 p.m. CT) to discuss financial results for the second quarter of fiscal 2015. To access the conference call, participants should dial (888) 949-2791; passcode is 7447213. Participants are encouraged to dial in to the conference call ten minutes prior to the scheduled start time. The call will be also broadcast live over the Internet and accessible through the Investor Relations section of the Company’s website at www.roundys.com, where it will be archived and accessible through August 26, 2015. A telephone replay will be available through August 26, 2015 by calling (800) 229-6237 to access the playback.

About Roundy’s

Roundy’s is a leading grocer in the Midwest with nearly $4 billion in sales and more than 22,000 employees. Founded in Milwaukee in 1872, Roundy’s operates 150 retail grocery stores and 100 pharmacies under the Pick ’n Save, Copps, Metro Market and Mariano’s retail banners in Wisconsin and Illinois. Roundy’s is committed to helping the communities its stores serve through the Roundy’s Foundation. Chartered in 2003, the Roundy’s Foundation mission is to support organizations working to relieve hunger and helping families in crisis due to domestic abuse, neglect and other at-risk situations.

Non-GAAP Financial Measures

This press release presents Adjusted Net Loss, Adjusted Net Loss Per Common Share and Adjusted EBITDA, which are non-GAAP financial measures within the meaning of applicable SEC rules and regulations, as defined under “Consolidated Statements of Comprehensive Loss.” For a reconciliation of Adjusted Net Loss from Continuing Operations and Adjusted EBITDA to Net Loss from Continuing Operations under generally accepted accounting principles and for a discussion of the reasons why the Company believes that these non-GAAP financial measures provide information that is useful to investors see the tables below under “Reconciliation of Non-GAAP Amounts.”

Forward-Looking Statements

This release contains forward-looking statements about the Company’s future performance, which are based on Management’s assumptions and beliefs in light of the information currently available to it. The Company assumes no obligation to update the information contained herein. These forward-looking statements are subject to uncertainties and other factors that could cause actual results to differ materially from such statements including, but not limited to: competitive practices and pricing in the food industry generally and particularly in the Company’s principal markets; employee relationships and the terms of future collective bargaining agreements; the costs and other effects of legal and administrative cases and proceedings; the nature and extent of continued consolidation in the food industry; changes in the financial markets which may affect the cost of capital and our ability to access capital; supply or quality control problems with vendors; and changes in economic conditions which affect the buying patterns of customers. Additional factors that could cause actual results to differ materially from such statements are discussed in the Company’s periodic reports and filings with the Securities and Exchange Commission.

Contact:

James J. Hyland

Vice President, Investor Relations, Corporate Communications and Public Affairs

james.hyland@roundys.com

414-231-5811

Roundy’s, Inc.

Consolidated Statements of Comprehensive Loss

(In thousands, except per share data)

(Unaudited)

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 28, 2014	July 4, 2015	June 28, 2014	July 4, 2015

Net Sales	$942,906	$998,257	$1,805,596	$1,980,189
Costs and Expenses:
Cost of sales	693,951	734,566	1,326,139	1,454,892
Operating and administrative	239,141	252,135	457,249	500,925
Asset impairment charge	5,050	-	5,050	-
Interest:
Interest expense, net	13,193	13,303	26,341	26,658
Amortization of deferred financing costs	541	554	1,132	1,108
Loss on debt extinguishment	-	-	8,576	-

	951,876	1,000,558	1,824,487	1,983,583

Loss from Continuing Operations before Income Taxes	(8,970)	(2,301)	(18,891)	(3,394)
Income Taxes	(4,014)	(910)	(8,440)	(1,616)

Net Loss from Continuing Operations	(4,956)	(1,391)	(10,451)	(1,778)
Loss from Discontinued Operations, Net of Tax	(22,709)	(124)	(21,731)	(2,068)

Net Loss	$(27,665)	$(1,515)	$(32,182)	$(3,846)

Basic and diluted net loss per common share:
Continuing operations	$(0.10)	$(0.03)	$(0.22)	$(0.04)
Discontinued operations	$(0.47)	$(0.00)	$(0.46)	$(0.04)
Weighted average number of common shares outstanding:
Basic and diluted	48,123	48,436	47,301	48,335
Comprehensive Loss	$(27,408)	$(646)	$(31,585)	$(2,154)

Reconciliation of Non-GAAP Amounts

Adjusted Net Loss from Continuing Operations and Adjusted Net Loss Per Common Share from Continuing Operations (Unaudited)

The following is a summary of the calculation of Adjusted Net Loss from Continuing Operations and Adjusted Net Loss Per Common Share from Continuing Operations for the thirteen and twenty-six weeks ended June 28, 2014 and July 4, 2015 (in thousands, except per share amounts):

	Thirteen Weeks Ended		Twenty-six Weeks Ended
	June 28, 2014	July 4, 2015	June 28, 2014	July 4, 2015
Net Loss from continuing operations	$(4,956)	$(1,391)	$(10,451)	$(1,778)
Closed facility charge, net of tax	-	332	-	332
Employee severance costs, net of tax	701	-	701	-
Asset impairment charge, net of tax	3,032	-	3,032	-
Loss on debt extinguishment, net of tax	-	-	4,728	-

Adjusted Net Loss from continuing operations	$(1,223)	$(1,059)	$(1,990)	$(1,446)

Net loss per common share:
Basic and diluted	$(0.10)	$(0.03)	$(0.22)	$(0.04)
Adjustments per common share, basic and diluted:
Closed facility charge, net of tax	-	0.01	-	0.01
Employee severance costs, net of tax	0.01	-	0.01	-
Asset impairment charge, net of tax	0.06	-	0.06	-
Loss on debt extinguishment, net of tax	-	-	0.10	-
Adjusted net loss per common share (1):
Basic and diluted	$(0.03)	$(0.02)	$(0.04)	$(0.03)

(1)	Amounts in table may not foot due to rounding.

The Company presents Adjusted Net Loss and Adjusted Net Loss Per Common Share, non-GAAP measures, to provide investors with a view of operating performance excluding significant and non-recurring items.

Adjusted EBITDA (Unaudited)

The following is a summary of the calculation of Adjusted EBITDA for the thirteen and twenty-six weeks ended June 28, 2014 and July 4, 2015 (in thousands):

	Thirteen Weeks Ended
	June 28, 2014			July 4, 2015
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Net loss	$(4,956)	$(22,709)	$(27,665)	$(1,391)	$(124)	$(1,515)
Interest expense	13,193	900	14,093	13,303	371	13,674
Income taxes	(4,014)	(14,581)	(18,595)	(910)	(748)	(1,658)
Depreciation and amortization expense	16,088	1,318	17,406	16,501	-	16,501
LIFO benefit	(47)	-	(47)	(72)	-	(72)
Amortization of deferred financing costs	541	18	559	554	-	554
Non-cash stock compensation expense	1,213	-	1,213	1,589	-	1,589
Gain on lease terminations	-	-	-	-	-	-
Closed facility charges	-	-	-	550	-	550
Employee severance costs	1,167	-	1,167	-	-	-
Asset impairment charges	5,050	11,143	16,193	-	-	-
Loss on disposition of assets	-	1,356	1,356	-	-	-
Multi-employer pension withdrawal charges	-	25,796	25,796	-	1,195	1,195

Adjusted EBITDA	$28,235	$3,241	$31,476	$30,124	$694	$30,818

	Twenty-six Weeks Ended
	June 28, 2014			July 4, 2015
	Continuing Operations	Discontinued Operations	Total	Continuing Operations	Discontinued Operations	Total
Net loss	$(10,451)	$(21,731)	$(32,182)	$(1,778)	$(2,068)	$(3,846)
Interest expense	26,341	2,046	28,387	26,658	900	27,558
Income taxes	(8,440)	(13,714)	(22,154)	(1,616)	3,340	1,724
Depreciation and amortization expense	30,794	3,473	34,267	32,567	-	32,567
LIFO charge	443	-	443	11	-	11
Amortization of deferred financing costs	1,132	51	1,183	1,108	-	1,108
Non-cash stock compensation expense	2,074	-	2,074	2,821	-	2,821
Gain on lease terminations	-	-	-	-	(2,739)	(2,739)
Closed facility charges	-	-	-	550	-	550
Loss on debt extinguishment	8,576	472	9,048	-	-	-
Employee severance costs	1,167	-	1,167	-	-	-
Asset impairment charges	5,050	11,143	16,193	-	-	-
Loss on disposition of assets	-	1,356	1,356	-	-	-
Multi-employer pension withdrawal charges	-	25,796	25,796	-	1,195	1,195

Adjusted EBITDA	$56,686	$8,892	$65,578	$60,321	$628	$60,949

The Company presents Adjusted EBITDA, a non GAAP measure, to provide investors with a supplemental measure of its operating performance. The Company believes that Adjusted EBITDA is a useful performance measure and is used by the Company to facilitate a comparison of its operating performance on a consistent basis from period-to-period and to provide for a more complete understanding of factors and trends affecting the Company’s business than measures under U.S. generally accepted accounting principles (‘‘GAAP’’) can provide alone. The Company’s board of directors and management also use Adjusted EBITDA as one of the primary methods for planning and forecasting overall expected performance and for evaluating on a quarterly and annual basis actual results against such expectations, and as a performance evaluation metric in determining achievement of certain compensation programs and plans for employees, including its senior executives.

The Company defines Adjusted EBITDA as earnings before interest expense, provision for income taxes, depreciation and amortization, LIFO charges, amortization of deferred financing costs, non-cash compensation expenses arising from the issuance of stock, costs incurred in connection with the Company’s IPO (or subsequent offerings of Roundy’s common stock), loss on debt extinguishment, certain non-recurring or unusual employee and pension related costs, costs related to acquisitions, costs related to debt financing activities, goodwill and asset impairment charges, gain or loss on the disposition of assets, one-time charges due to the closing of stores or a distribution facility, non-recurring gains or losses on lease terminations and Adjusted EBITDA from discontinued operations. Omitting interest, taxes and the other items provides a financial measure that facilitates comparisons of the Company’s results of operations with those of companies having different capital structures. Since the levels of indebtedness, tax structures, and methodologies in calculating LIFO expense that other companies have are different from the Company’s, it omits these amounts to facilitate investors’ ability to make these comparisons. Similarly, the Company omits depreciation and amortization because other companies may employ a greater or lesser amount of owned property, and because in the Company’s experience, whether a store is new or one that is fully or mostly depreciated does not necessarily correlate to the contribution that such store makes to operating performance. The Company believes that investors, analysts and other interested parties consider Adjusted EBITDA an important measure of the Company’s operating performance. Adjusted EBITDA should not be considered as an alternative to net income as a measure of the Company’s performance. Other companies in the Company’s industry may calculate Adjusted EBITDA differently than the Company does, limiting its usefulness as a comparative measure.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under GAAP. The limitations of Adjusted EBITDA include: (i) it does not reflect the Company’s cash expenditures or future requirements for capital expenditures or contractual commitments; (ii) it does not reflect changes in, or cash requirements for, the Company’s working capital needs; (iii) it does not reflect income tax payments the Company may be required to make; and (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements.

Roundy’s, Inc.

Consolidated Balance Sheets

(In thousands, except per share data)

	January 3, 2015	July 4, 2015
		(Unaudited)
Assets
Current Assets:
Cash and cash equivalents	$58,576	$39,861
Notes and accounts receivable, less allowance for losses	39,009	39,087
Merchandise inventories	275,457	293,158
Prepaid expenses	21,536	23,887
Income taxes receivable	14,818	-
Deferred income taxes	4,439	4,439
Current assets of discontinued operations	6,518	6,606

Total current assets	420,353	407,038

Property and Equipment, net	320,263	323,861
Other Assets:
Other assets, net of amortization of certain intangible assets	53,244	50,596
Long-term assets of discontinued operations	27,971	26,641
Goodwill	297,523	297,523

Total other assets	378,738	374,760

Total assets	$1,119,354	$1,105,659

Liabilities and Shareholders’ Deficit
Current Liabilities:
Accounts payable	$234,572	$227,609
Accrued wages and benefits	37,141	39,407
Other accrued expenses	51,861	54,342
Current maturities of long-term debt and capital lease obligations	1,459	1,521
Income taxes payable	-	3,105
Current liabilities of discontinued operations	20,135	14,348

Total current liabilities	345,168	340,332

Long-term Debt and Capital Lease Obligations	641,197	645,386
Deferred Income Taxes	40,444	39,822
Other Liabilities	106,940	108,367
Long-term Liabilities of Discontinued Operations	71,993	58,025

Total liabilities	1,205,742	1,191,932

Commitments and Contingencies
Shareholders’ Deficit:
Preferred stock (5,000 shares authorized at 1/3/15 and 7/4/15, respectively, $0.01 par value, 0 shares at 1/3/15 and 7/4/15, respectively, issued and outstanding)	-	-
Common stock (150,000 shares authorized, $0.01 par value, 49,334 shares and 49,389 shares at 1/3/15 and 7/4/15, respectively, issued and outstanding)	493	494
Additional paid-in capital	140,004	142,823
Accumulated deficit	(172,804)	(177,201)
Accumulated other comprehensive loss	(54,081)	(52,389)

Total shareholders’ deficit	(86,388)	(86,273)

Total liabilities and shareholders’ deficit	$1,119,354	$1,105,659

Roundy’s, Inc.

Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Twenty-six Weeks Ended
	June 28, 2014	July 4, 2015
Cash Flows From Operating Activities:
Net loss	$(32,182)	$(3,846)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Asset impairment charges	16,193	-
Multi-employer pension withdrawal charges	25,796	1,195
Depreciation of property and equipment and amortization of intangible assets	34,267	32,567
Amortization of deferred financing costs	1,183	1,108
Gain on lease terminations related to discontinued operations	-	(2,739)
Gain on sale of property and equipment and other assets	(79)	(244)
LIFO charge	443	11
Deferred income taxes	(1,043)	2,103
Loss on debt extinguishment	9,048	-
Amortization of debt discount	1,160	1,234
Stock-based compensation expense	2,074	2,821
Changes in operating assets and liabilities:
Notes and accounts receivable	(2,405)	213
Merchandise inventories	(26,197)	(17,712)
Prepaid expenses	(1,357)	557
Other assets	(2,111)	(285)
Accounts payable	128	(10,800)
Accrued expenses and other liabilities	14,089	2,958
Income taxes	(22,450)	11,593

Net cash flows provided by operating activities (1)	16,557	20,734

Cash Flows From Investing Activities:
Capital expenditures	(42,504)	(33,435)
Proceeds from sale of property and equipment	90	385

Net cash flows used in investing activities (1)	(42,414)	(33,050)

Cash Flows From Financing Activities:
Dividends paid to common shareholders	(149)	(100)
Payments of withholding taxes for vesting of restricted stock shares	(711)	(627)
Borrowings on revolving credit facility	326,500	208,250
Payments made on revolving credit facility	(291,500)	(204,500)
Proceeds from long-term borrowings	450,800	-
Payments of debt and capital lease obligations	(519,181)	(1,539)
Payments of lease obligation terminations	-	(7,883)
Issuance of common stock, net of issuance costs	19,302	-
Debt issuance and refinancing fees and related expenses	(5,615)	-

Net cash flows used in financing activities (1)	(20,554)	(6,399)

Net decrease in Cash and Cash Equivalents	(46,411)	(18,715)
Cash and Cash Equivalents, Beginning of Period (2)	82,178	58,576

Cash and Cash Equivalents, End of Period (2)	$35,767	$39,861

Supplemental Cash Flow Information:
Cash paid for interest	$27,596	$26,196
Cash paid (refunded) for income taxes	1,338	(11,972)

(1) Includes activities from continuing operations and discontinued operations.

(2) Includes cash and cash equivalents included in assets of discontinued operations.